Santiago, September 30, 2016

Mr. Eric Parrado Herrera

Superintendent of Banks and Financial institutions

Ref: Material Event related to contracts with related parties

Mr.Superintendente:

In accordance with Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we report that in ordinary session yesterday September 29, 2016, the board of Banco Santander - Chile, here in after the "Bank", approved the following transactions with related parties, for the following contracts:

1.	With society Isban Spain, IT support contract for “Tallymn” system, ATM Depositary system, APP transfers in Actimiz and Micro-hedge interface,
2.	With Produban Spain service management contract for the implementation audio Recording in Vox
3.	With Produban Brazil service management contract for monitoring ATM deposit.

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Ana Dorrego de Carlos, Andreu Plaza López Marco Colodro Hadjes, Juan Pedro Santa María Pérez and Orlando Poblete Iturrate as well as the alternate director Blanca Bustamante expressed the desirability for the Bank in hiring the services mentioned in prices, terms and conditions similar to those prevailing in the market and in accordance with the resolutions adopted in Session no. 210 of the Audit Committee on August 22, 2016, regarding these contracts.

Sincerely,

Miguel Mata Huerta

Deputy CEO